EXHIBIT 11.1

CARRIAGE SERVICES, INC.

COMPUTATION OF PER SHARE EARNINGS

(unaudited and in thousands, except per share data)

Earnings per share for the three and six month periods ended June 30, 2003 and 2004 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods as prescribed by SFAS 128. The following table sets forth the computation of the basic and diluted earnings per share for the three and six month periods ended June 30, 2003 and 2004:

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
Income from continuing operations available to common stockholders	$2,088	$1,697	$3,999	$4,688
Income (loss) from discontinued operations available to common stockholders	208	(2,155)	353	(2,094)
Effect of dilutive securities	—	—	—	—
Net income (loss) available to common stockholders	$2,296	$(458)	$4,352	$2,594

Weighted average number of common shares outstanding for basic EPS computation	17,411	17,764	17,365	17,710
Effect of dilutive securities:
Stock options	377	494	375	489
Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	17,788	18,258	17,740	18,199

Basic earnings (loss) per common share:
Continuing operations	$0.12	$0.09	$0.23	$0.27
Discontinued operations	0.01	(0.12)	0.02	(0.12)
Net income (loss)	$0.13	$(0.03)	$0.25	$0.15

Diluted earnings (loss) per common share:
Continuing operations	$0.12	$0.09	$0.23	$0.26
Discontinued operations	0.01	(0.12)	0.02	(0.12)
Net income (loss)	$0.13	$(0.03)	$0.25	$0.14

Options to purchase 0.6 million shares and 0.2 million shares were not included in the computation of diluted earnings per share for the periods ending June 30, 2003 and 2004, respectively, because the exercise prices of the options were greater than the average market price of the common shares during those periods.